SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON 20 MAY, 2022

I.	Date, Time and Place: May 20, 2022, at 10am, held virtually, considered held at the headquarters of GOL Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, 04626-020, in the city and state of São Paulo.

II.	Call Notice and Attendance: Call notice waived considering the attendance by all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, André Béla Jánszky, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited Mrs. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV.	Agenda: (i) Verify the result of the exercise of preemptive rights as a result of the Company's capital stock increase, within the limit of its authorized capital, as per the resolution approved at the meeting of the Company's Board of Directors held on April 7, 2022 ("Capital Increase"); and (ii) partially ratify the Capital Increase.

V.	Resolutions: The members of the Board of Directors decided, by unanimous decision to:

(i)	Formalize that, following the conclusion of the term for the exercise of subscription rights by eligible shareholders pursuant to the Capital Increase in accordance with Brazilian law , considering the cancelled subscription rights (as described below), 22,230,606 registered, book-entry preferred shares with no par value were subscribed and paid in by the shareholders who exercised their right to subscribe at the price of R$42.67 per preferred share, in the total amount of R$ 948,579,958.02, provided that R$ 1.00 (one Brazilian Real) will be allocated to the Company's capital stock and the remaining amount will be fully allocated to the Company’s capital reserve. Among the subscription rights exercised, the rights of the following subscribers were cancelled: (i) those that conditioned their subscription to the maximum number of shares of the Capital Increase or (ii) those that requested, in their respective subscription form, to receive a number of shares proportional to the number of shares to be effectively issued. Thus, the total number of shares to be cancelled, in respect of shareholders who conditioned their subscription, shall be 353 preferred shares.

1

(ii)	Partially ratify the Capital Increase, in the total amount of R$1.00 (one Brazilian Real) with the issuance of 22,230,606 preferred shares. Thus, the Company’s Capital Stock is now R$ 4,197,301,073.60, divided into 2,863,682,710 common shares and 336,668,005 preferred shares. Due to the above, caput of article 5 of the Company’s bylaws will be amended as follows, after approval by the general shareholders’ meeting to be called in due course:

“Article 5 - The fully subscribed and paid-in Capital Stock is R$ R$ 4,197,301,073.60, divided into 3,200,350,715 shares, of which 2,863,682,710 are common shares and 336,668,005 are preferred shares, all nominative and with no par value.”

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees.

VII.	Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, André Béla Jánszky, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 20, 2022

______________________________	__________________________________
Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer